UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Procaps Group, S.A.

(Name of Issuer)

Ordinary Shares, nominal value of $0.01 per share

(Title of Class of Securities)

L7756P 102 (Ordinary Shares)

(CUSIP Number)

9 rue de Bitbourg, L-1273
Luxembourg
Grand Duchy of Luxembourg
R.C.S. Luxembourg: B253360
Tel : +356 7995-6138
(Address of Principal Executive Offices)

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 12, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hoche Partners Pharma Holding S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Duchy of Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 15,877,516
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 15,877,516
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,877,516
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

Explanatory Note:

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D of Hoche Partners Pharma Holding S.A. (the “Reporting Person”) that was filed with the Securities and Exchange Commission on September 29, 2021 (the “Schedule 13D”) with respect to the ordinary shares, nominal value of $0.01 per share, of Procaps Group, S.A., (the “Issuer” or “Procaps”). This amendment to the Schedule 13D constitutes Amendment No. 1 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. This Amendment No. 1 is being filed for the purpose of publicly disclosing certain important developments in connection with the Reporting Person’s investment in Procaps. Except as set forth herein, the Schedule 13D is unmodified.

Item	1. Security and Issuer.

Item 1 of the Schedule 13D is amended and restated in its entirety to read as follows:

This Statement on Schedule 13D/A (this “Statement”) relates to the ordinary shares, nominal value of $0.01 per share (the “Ordinary Shares”), of Procaps Group, S.A., a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B 253360 (the “Issuer”).

Item	2. Identity and Background.

Item 2 of the Schedule 13D is amended as follows:

(a)	The present principal business of the Reporting Person is to hold the securities of the Issuer, as described in this Statement.
Item	3. Purpose of the Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

On January 19, 2023, Mr. Alejandro Weinstein resigned from the Board of Directors (the “Board”) of the Issuer, effective immediately. In connection with Mr. Weinstein’s resignation, Mr. Weinstein also resigned from his position as a member and Chairman of the M&A Committee of the Board. Mr. Weinstein’s resignation from the Board was aligned with the period for his service as a director previously disclosed at the time of the Company’s public listing. Mr. Weinstein decided not to extend his tenure on the Board based on disagreements with the Board regarding strategic priorities for the growth of the Company. On January 19, 2023, the Issuer issued a press release announcing the resignation of Mr. Alejandro Weinstein from the Board, and appointment of Mr. Alberto Eguiguren Correa as a Director.  The press release is attached hereto as Exhibit 99.4.

On February 13, 2023, due to the resignation of Mr. Daniel Fink from the Board (for personal reasons), Mr. Alejandro Weinstein was re-appointed as a Director on the Board. The press release is attached hereto as Exhibit 99.5.

On September 5, 2023, Mr. Alejandro Weinstein resigned from the Board of Procaps (effective on August 29, 2023) based on disagreements with the Board regarding the strategic priorities and direction of the company. The press release is attached hereto as Exhibit 99.6.

On December 07, 2023, the Reporting Person issued a letter to the Board that described and endorsed certain concerns put forth by another shareholder, and requested the calling of a shareholders’ meeting to replace the Board. The letter is attached hereto as Exhibit 99.7.

On December 25, 2023, the Reporting Person, again issued a letter to the Board setting out in detail, the concerns with the current business and financial affairs at Procaps, and called for a shareholders’ meeting to replace the Board. The letter is attached hereto as Exhibit 99.8.

On January 5, 2024, Procaps announced that a general meeting of shareholders (the “Meeting”) is to be held on Friday, January 22, 2024, at 3:00 p.m. (Luxembourg time), where the agenda of the Meeting would be as follows:

1.	Revocation of all the members of the Board; and
2.	Appointment of seven new members of the Board, as of the date of the Meeting.

The Convening Notice for the General Meeting of Shareholders of Procaps Group, S.A. dated January 5, 2024 is attached hereto as Exhibit 99.9.

Item	7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit 99.4 — Press release issued by Procaps Group, S.A., dated January 19, 2023 incorporated herein by reference to the Form 6-K filed by Procaps Group, S.A. with the Securities and Exchange Commission on January 19, 2023.

Exhibit 99.5 — Press release issued by Procaps Group, S.A., dated February 13, 2023 incorporated herein by reference to the Form 6-K filed by Procaps Group, S.A. with the Securities and Exchange Commission on February 13, 2023.

Exhibit 99.6 — Press release issued by Procaps Group, S.A., dated September 05, 2023 incorporated herein by reference to the Form 6-K filed by Procaps Group, S.A. with the Securities and Exchange Commission on September 05, 2023.

Exhibit 99.7 — Letter from Hoche Partners Pharma Holding S.A. to the Board of Directors of Procaps Group, S.A. dated December 07, 2023.

Exhibit 99.8 — Letter from Hoche Partners Pharma Holding S.A. to the Board of Directors of Procaps Group, S.A. dated December 25, 2023.

Exhibit 99.9 — Convening Notice for the General Meeting of Shareholders of Procaps Group, S.A. dated January 5, 2024 incorporated herein by reference to the Form 6-K filed by Procaps Group, S.A. with the Securities and Exchange Commission on January 5, 2024.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2024

hoche partners pharma holding s.a.

By:	/s/ Roman Sokolowski
Name: Roman Sokolowski
Title: Director

Stonehage Fleming Corporate Service Luxembourg S.A., Director

By:	/s/ Peter Egan
Name: Peter Egan
Title: Director

By:	/s/ Ariane Vansimpsen
Name: Ariane Vansimpsen
Title: Director